UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response . . . 6.20

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒. Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Orbital Corporation Limited – Half Year Report

ABN 32 009 344 058

APPENDIX 4D

Half year ended 31 December 2004

Results for announcement to the market

		A$’000%			A$’000
Total revenue from ordinary activities	Down	4,549	45.8%	to	5,378
Net profit / (loss) from ordinary activities after tax attributable to members	Down	(3,631)	N/A	to	(1,523)
Net profit / (loss) attributable to members	Down	(3,631)	N/A	to	(1,523)

There is no proposal to pay dividends for the half-year ended 31 December 2004.

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2004

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRCECTORS’ REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2004 and the review report thereon.

DIRECTORS

The Directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Donald Woolgar John Bourke	Non Executive Director and Chairman, appointed 21 August 2003.

Peter Chapman Cook	Managing Director, appointed 13 February 2002. Chief Executive Officer from 1 January 2002.

John Richard Marshall	Non Executive Director since 1995.

John Grahame Young	Non Executive Director since 1985. Chairman of the Audit Committee.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There was no significant change in the nature of the activities of the consolidated entity during the year.

REVIEW OF OPERATIONS

Key Features

Key features of Orbital’s performance in the period were:

•	total revenue down 46% to $5.4 million

•	net loss after tax of $1.5 million compared to a profit of $2.1 million for the same period last year

•	the continued rise in the profitability of Synerject, Orbital’s joint venture with Siemens-VDO

•	the announcement of start of production of OCP based products in both India and Taiwan, scheduled for calendar 2005

Financial Summary

Total revenue for the half year ended 31 December 2004 fell 46% to $5.4 million, primarily due to the timing of engineering services revenue from new powertrain engineering orders, the reduction of $1.0 million of non recurring revenue in F2004, including ACIS credits and foreign exchange movements, as well as reduced licence income.

Total expenses fell 9% to $7.9 million due to lower employee expenses, reduced depreciation and lower engineering contractor costs associated with the reduced level of engineering services work during the half year. The expenses, which include a doubling of R&D expenditure, recognise the need for resources to deliver the forward engineering workload and licences and royalties inherent in our 3 year plan.

Orbital’s reported share of Synerject’s profit rose 4% to $0.9 million for the half year, despite the strengthening Australian dollar.

Orbital continues to have a strong balance sheet, with a cash balance of $9.2 million, despite cash out flows from operating activities of $2.5 million for the half year ended 31 December 2004.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRCECTORS’ REPORT

Detailed comments on Orbital’s three revenue streams are as follows:

Powertrain Engineering Services

Orbital’s Powertrain Engineering Services (PES) provides professional powertrain engineering consultancy services to engine manufacturers, OEMs and their suppliers, and governments in the Asia-Pacific region, Europe and the USA.

During the half, PES continued its program of building its reputation outside its traditional OCP base and cementing its relationships with major customers. The importance of PES is that it creates a third revenue and profit stream for the company and allows Orbital to work closely with OEMs on their advanced powertrain applications and developments and remain at the cutting edge of innovation. Indirectly, it can create licence opportunities for OCP.

Engineering Services’ revenue fell 40% to $3.7 million for the half year ended 31 December 2004, mainly due to timing delays in powertrain engineering orders. However, a focus on Asia Pacific has created an encouraging forward pipeline.

At 31 December 2004, PES’s forward order book stood at $4.9 million.

In the second half, PES’s priorities will continue to focus on Asia Pacific with a further building of its reputation in the region’s automotive markets.

Royalties and Licences

Orbital licences its patented direct injection technology (OCP) to OEMs and suppliers. Royalties and licence fees are derived from a wide range of customers in the marine, motorscooter, personal watercraft and autorickshaw sectors.

Licensing and royalty revenue declined 53% from the previous corresponding period to $0.9 million for the half year. Significant licence income, from India and Japan, was earned in the previous corresponding period, although associated royalties will not begin to flow from these licences until later in calendar 2005. Also contributing to the decline has been the reduced royalties from the European scooter market where industry consolidation and regulatory change have induced consumer uncertainty.

Opportunities continue to exist for wider application of OCP in several niche markets and discussions are under way with a number of potential licensees. These opportunities have been actively supported by an increase in R&D expenditure.

The recently announced licence to Bajaj for the application of OCP to their autorickshaws, which are planned to commence production in December 2005, represents a significant future royalty stream. The continued penetration of Mercury’s Optimax range of outboards should also provide significant royalty growth.

Synerject

Synerject, Orbital’s 50%-owned joint venture with Siemens-VDO Automotive Corporation, operates from facilities in both USA and Europe, manufacturing air/fuel injectors, fuel rail assemblies and related components. Synerject specialises in electronic fuel systems in the non-automotive market, where it is able to deliver the low volume, unique specification components required for these applications.

Synerject has an annual turnover in excess of US$40 million, generates significant cash flow from operations and neither its revenue or cash flows are consolidated into Orbital’s financial statements. However, Orbital’s accounts reflect its 50% share of Synerject’s profit.

Orbital’s share of Synerject’s profit rose 4% to $0.9 million for the half year, despite the stronger Australian dollar. In constant dollar terms, Synerject’s profits improved 10%.

Synerject’s performance was due to improved overhead efficiency, product mix and reduced interest expense.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRCECTORS’ REPORT

Outlook

The actions taken by Orbital over the last three years including diversification of engineering services and targeted R&D have positioned its businesses well for the future. The Kyoto Protocol and moves towards tougher emissions standards world-wide are expected to be beneficial to all of Orbital’s businesses over time.

Orbital continues to seek opportunities to create value for shareholders through further license agreements, powertrain engineering growth particularly in Asia Pacific and selective acquisitions of businesses that meet specific financial criteria and complement Orbital’s existing business.

The Board of Orbital expects a return to profitability in the second half. This expectation is based on current strong powertrain engineering interest and volume increases from new or recent product releases from Kymco, Aprilia and Mercury Marine. In addition, Synerject’s results should benefit from the seasonal influences that typically deliver better results in the second half.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the period and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 4 and forms part of the Directors’ Report for the half-year ended 31 December 2004.

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated: 22 February 2005

Signed in accordance with a resolution of directors

DWJ Bourke Chairman

KPMG LETTERHEAD

Lead Auditor’s Independence Declaration under Section 307C of the Corporation Act 2001 to the Directors of Orbital Corporation Limited. (Formerly Orbital Engine Corporation Limited)

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004, there have been:

i)	No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

ii)	No contraventions of any applicable code of professional conduct in relation to the review.

KPMG

D.P. McComish Partner Perth 22 February 2005

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	NOTE	CONSOLIDATED
		2004	2003
		$’000	$’000
Engineering services income		3,690	6,141
Royalty and licence income		927	1,947
Net foreign exchange gains		388	808
Interest income		282	287
Other revenue from ordinary activities		91	744

Total revenue		5,378	9,927

Employee expenses		(4,277)	(4,487)
Depreciation and amortisation		(743)	(947)
Engineering consumables and contractors		(526)	(653)
Travel and accommodation		(518)	(409)
Communication and computing		(389)	(487)
Audit, compliance and listing costs		(285)	(192)
Insurance costs		(269)	(307)
Patent costs		(241)	(298)
Licence costs		—	(422)
Systems warranty (expense)/credit		73	307
Borrowing costs		(5)	(11)
Other expenses from ordinary activities		(673)	(695)
Property, plant and equipment writedown		—	(844)
Surplus lease space (expense)/credit		—	832
Share of net profit of Synerject LLC (being adjustment to Synerject provision)	6	936	896

Profit/(loss) from ordinary activities before related income tax		(1,539)	2,210
Income tax (expense)/benefit relating to ordinary activities	2	16	(102)

Net profit/(loss) after related income tax	5	(1,523)	2,108

Total changes in equity from non-owner related transactions		(1,523)	2,108

Basic profit/(loss) per share (in cents)	3	(0.37)	0.52
Diluted profit/(loss) per share (in cents)	3	(0.37)	0.52

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	NOTE	CONSOLIDATED
		31 Dec 2004	30 June 2004

		$’000	$’000
Current assets
Cash		9,292	12,350
Receivables		2,620	3,385
Inventories		18	31
Prepayments		380	454

Total current assets		12,310	16,220

Non-current assets
Property, plant and equipment		8,075	8,449

Total non-current assets		8,075	8,449

Total assets		20,385	24,669

Current liabilities
Payables		2,892	3,855
Interest bearing liabilities		31	167
Provisions		1,309	1,545

Total current liabilities		4,232	5,567

Non-current liabilities
Interest bearing liabilities		—	12
Non-interest bearing liabilities		19,000	19,000
Provisions		1,338	1,470
Provision for borrowings of Synerject LLC	6	2,615	3,897

Total non-current liabilities		22,953	24,379

Total liabilities		27,185	29,946

Net liabilities		(6,800)	(5,277)

Equity
Contributed Equity	4	216,768	216,768
Accumulated losses	5	(223,568)	(222,045)

Total deficiency		(6,800)	(5,277)

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	CONSOLIDATED
	2004	2003
	$’000	$’000
Cash flows used in operating activities
Cash receipts in the course of operations	5,545	8,480
Cash payments in the course of operations	(8,342)	(8,908)
Interest received	282	287
Borrowing costs paid	(5)	(11)
Income tax paid	(12)	(116)

Net cash used in operating activities	(2,532)	(268)

Cash flows provided by/(used in) investing activities
Proceeds from sale of property, plant & equipment	1	138
Payments for property, plant & equipment	(372)	(67)

Net cash provided by/(used in) investing activities	(371)	71

Cash flows provided by/(used in) financing activities
Proceeds from share issues	—	3,527
Transaction costs of share issues	—	(226)
Lease payments	(148)	(80)

Net cash provided by/(used in) financing activities	(148)	3,221

Net increase/(decrease) in cash held	(3,051)	3,024
Cash at the beginning of the financial period	12,350	9,007
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(7)	(67)

Cash at the end of the financial period	9,292	11,964

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of half-year financial report.

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting”, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2004 Annual Financial Report and any public announcements by Orbital Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the economic entity and are consistent with those applied in the 30 June 2004 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Basis of going concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 31 December 2004 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $6.800 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i)	At 31 December 2004 the consolidated entity had cash of $9.292 million.

(ii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995, were written off over the four financial years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

(iii)	Included in non-current liabilities at 31 December 2004 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology at 31 December 2004 totalled approximately 440,000. No interest accrues on this facility until such time as the loan becomes repayable.

(iv)	It is anticipated that the consolidated entity will return to profitable operations.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		CONSOLIDATED
		2004	2003
		$’000	$’000
2.	TAXATION

	INCOME TAX (EXPENSE)/CREDIT
	Prima facie income tax (expense)/credit at 30% on operating (profit)/loss	462	(663)
	Increase/(decrease) in income tax credit/(expense) due to non-tax deductible items:
	Depreciation and amortisation	(4)	(4)
	Other (non-deductible) amounts	(16)	(4)
	Research and development allowance	143	154
	Depreciation allowance on tax revalued plant and equipment	86	—
	Withholding tax (paid/payable) /credits	16	(102)

	Income tax (expense)/credit on operating (profit)/loss before individually significant income tax items	687	(619)

	Individually significant income tax items:
	- Non-resident controlled entities results not tax effected	147	482
	- Australian timing differences - realisation of benefits not previously brought to account	514	585
	- Australian income tax losses not brought to account	(1,332)	(550)

	Total income tax (expense)/benefit	16	(102)

	Total income tax (expense)/benefit is made up of: Withholding tax (paid/payable) /credits	16	(102)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

3.	PROFIT/(LOSS) PER SHARE	No.	No.

	Weighted average number of ordinary shares used in the calculation of basic earnings per share	410,154,064	407,083,414

	Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	410,154,064	407,083,414

Options to purchase ordinary shares held under the Employee Share Plan have not been included in calculating diluted earnings per share as the inclusion of the options has an anti-dilutive effect. At 31 December 2004 828,000 options were exercisable at an exercise price of $1.61 (31 December 2003 1,471,300 options at weighted average price of $1.15) and 905,300 options issued with an exercise price of $1.79 were not currently exercisable, as their hurdle price of $2.42 had not been reached (31 December 2003: 905,300 options).

		CONSOLIDATED
		31 Dec 2004	30 June 2004
		$’000	$’000
4.	CONTRIBUTED EQUITY

	Issued and fully paid 410,595,878 (June 2004: 410,017,878) ordinary shares	216,768	216,768

	Movements in ordinary share capital
	Balance at the beginning of the reporting period	216,768	213,467
	Shares issued:
	- 578,000 (June 2004: 645,604) shares issued pursuant to employee share plans	—	—
	- Nil (June 2004: 29,392,691) shares issued pursuant to share purchase plan	—	3,527
	Transaction costs arising from issue of shares pursuant to share purchase plan	—	(226)

	Balance at the end of the reporting period	216,768	216,768

The weighted average market price of the shares issued pursuant to the employee share plans was 13.8 cents (June 2004: 18.8 cents).

		CONSOLIDATED
		31 Dec 2004 6 Months	30 June 2004 12 Months	31 Dec 2003 6 Months
		$’000	$’000	$’000
5.	ACCUMULATED LOSSES

	Accumulated losses at the beginning of the period	(222,045)	(225,450)	(225,450)
	Net profit/(loss)	(1,523)	3,405	2,108

	Accumulated losses at the reporting date	(223,568)	(222,045)	(223,342)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

6.	INTEREST IN SYNERJECT LLC

As at 31 December 2004, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2004: 50%; 31 December 2003: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 31 December 2004, Orbital’s share of Synerject’s financing obligations amounted to A$10.215 million (US$8.000 million) (30 June 2004: A$12.255 million (US$8.500 million)).

The Company has booked a liability of A$2.615 million (30 June 2004: A$3.897 million) in the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC’s borrowing obligations to Siemens VDO Automotive Corporation above.

	CONSOLIDATED
	31 Dec 2004	30 June 2004	31 Dec 2003
	$’000	$’000	$’000
Provision for guarantee of borrowings of Synerject LLC :

Liability at the beginning of the period	(3,897)	(6,915)	(6,915)
Share of joint venture entity’s net profit	936	2,700	896
Exchange difference on foreign currency
translation	346	318	683

Liability at the end of the period	(2,615)	(3,897)	(5,336)

Share of net profit of Synerject LLC
(being adjustment to provision for borrowings of Synerject)	50%	50%	50%

Share of joint venture entity’s profit from ordinary activities before income tax expense	760	2,584	777
Share of joint venture entity’s income tax benefit/(expense)	22	(198)	(44)

Share of joint venture entity’s net profit as disclosed by the joint venture entity	782	2,386	733
Adjustment - reversal amortisation of intangibles	154	314	163

Share of net profit of Synerject LLC	936	2,700	896

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

7.	SEGMENT REPORTING

Business Segments

	Engineering services		Royalties and licences (i)		Consolidated
	2004	2003	2004	2003	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	3,690	6,269	927	1,947	4,617	8,216

Unallocated other income					761	1,711

Total Revenue					5,378	9,927

Segment Result	(401)	1,244	157	1,003	(244)	2,247

Unallocated expenses (net) (ii)					(2,304)	(1,335)
Redundancy credit					—	107
Surplus lease space credit					—	832
Plant and equipment writedown					—	(844)
Product warranty credits					73	307
Share of net profit of joint venture entity					936	896

Net Profit/(Loss) before related income tax					(1,539)	2,210

Income tax expense / (benefit)					(16)	102

Profit/(Loss) after tax attributable to members					(1,523)	2,108

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses, net of unallocated other income.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

8.	CONTINGENT LIABILITIES

There are no material changes in contingent liabilities since 30 June 2004.

9.	NET TANGIBLE ASSETS/(DEFICIENCY) PER SHARE

	31 Dec 2004	30 June 2004
Net tangible assets/(deficiency) per share	(1.66) cents	(1.29) cents

10.	AASB 1047 - Disclosing the impacts of adopting Australian equivalents to International Financial Reporting Standards (AIFRS).

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

This half-year financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ending on 31 December 2004.

Implementation Project

The Board has established a formal implementation project, monitored by the audit committee, to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 1 July 2005. The company’s implementation project consists of two phases as described below.

1.	Assessment and planning phase

The assessment and planning phase generated a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase included:

•	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS;

•	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

•	evaluation of the implications for staff; for example training requirements.

The assessment and planning phase is complete in most respects as at 31 December 2004.

Impact of transition to AIFRS

This phase has identified differences between Australian GAAP and AIFRS summarised below, as potentially having a significant effect on the consolidated entity’s financial performance and financial position. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and AIFRS which may affect the consolidated entity. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not completed its project to assess the impact of adoption of AIFRS and has not quantified the effects of all the differences discussed below.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

Any assessments made in respect of the transition to AIFRS may require adjustment before inclusion in the first complete annual/half-year financial report prepared in accordance with AIFRS due to new or revised standards or interpretations, changes in the operations of the business, or additional guidance on the application of AIFRS in a particular industry or to a particular transaction.

To date we have identified the following key potential implications that are expected to arise from the conversion to AIFRS:

•	Income taxes

Income tax will be calculated based on the “balance sheet” approach, whereby the book value of assets and liabilities are compared to the tax base of those assets and liabilities and the resulting difference is recorded as either a deferred tax asset or deferred tax liability.

Recognition of deferred tax assets will be based on a “probable” test rather than a “virtual certainty” test which will result in earlier recognition of presently unrecognised tax losses;

•	Financial instruments

This standard dictates that the $19,000,000 loan from the government of Western Australia must be measured at amortised cost using the effective interest rate method. This will result in a reduction of the liability and increase in retained earnings on initial adoption of AIFRS and an annual interest charge will apply in future years; and

•	Share-based payment

Equity-based compensation in the form of shares will be expensed over the vesting period. The equity settled share based payments are measured at fair value at date of grant and re-assessed each reporting period based on an estimate of shares that will eventually vest.

2.	Implementation phase

This phase aims to implement the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS.

This phase incorporates:

•	formulating where necessary revised accounting policies and procedures for compliance with AIFRS requirements;

•	identifying and quantifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS;

•	developing revised AIFRS disclosures;

•	identifying and implementing required changes to accounting and business processes, financial reporting and business source systems designed to support AIFRS reporting obligations; and

•	staff training.

The company expects this phase to be substantially complete by 30 June 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

11.	United States GAAP Reconciliation

In previous reporting periods Orbital has provided supplementary financial information reconciling US GAAP to Australian GAAP. US GAAP information has not been a requirement, except in the Form 20-F lodged annually with the United States Securities and Exchange Commission. In order to reduce compliance costs for the benefit of all shareholders, this information has not been included in the financial report for the half-year ended 31 December 2004.

Please refer to the Orbital website www.orbitalcorp.com.au for a copy of the latest Form 20-F.

ORBITAL CORPORATION LIMITED

DIRECTORS’ DECLARATION

In the opinion of the directors of Orbital Corporation Limited:

1.	the financial statements and notes set out on pages 5 to 15, are in accordance with the Corporations Act 2001, including: -

(a)	giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors.

DWJ BOURKE Chairman

Dated: 22 February 2005 Perth, Western Australia

Independent review report to the members of Orbital Corporation Limited (formerly Orbital Engine Corporation Limited)

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Orbital Corporation Limited Consolidated Entity (“the Consolidated Entity”), for the half-year ended 31 December 2004. The Consolidated Entity comprises Orbital Corporation Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•	enquiries of company personnel; and

•	analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Orbital Corporation Limited is not in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

KPMG

Denise McComish

Partner

Perth

22 February 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date	23 February 2005	By	/s/ J.B.Abbott
(Signature)*
J.B.Abbott Company Secretary

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.